Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following are e-mails to employees and a Q&A for employees prepared by The Williams Companies, Inc. (“Williams”) that discuss, among other things, the proposed merger of Williams Partners L.P. and Access Midstream Partners, L.P.

Important Additional Information

This document does not constitute an offer to buy or solicitation of an offer to sell any securities. This document contains information related to a proposal which The Williams Companies, Inc. has made for a business combination transaction of Williams Partners L.P. (“WPZ”) and Access Midstream Partners, L.P. (“ACMP”). In furtherance of this proposal and subject to future developments, ACMP may file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by WPZ or ACMP through the website maintained by the SEC at http://www.sec.gov.

E-mail to Williams Employees

July 1, 2014

SUBJECT: Access Acquisition

Dear fellow employees,

Today, Williams is larger, stronger and more competitive than it was this time yesterday. By closing the acquisition of the remaining general partner interest in Access Midstream, we’ve taken a major step toward realizing our vision of becoming North America’s premier energy infrastructure provider.

A growing, vibrant business composed of highly capable, talented employees, Access Midstream complements Williams’ other businesses by expanding our footprint into regions such as the Mid-Continent, Permian, Haynesville and Barnett supply areas, and bolstering our presence in the Marcellus, Utica and Rockies. As I’ve noted before, Access Midstream enjoys an excellent reputation for project execution and high-performing operations, which we believe will contribute to the strategic goals we’re pursuing throughout Williams.

The closing yesterday concluded step one of the two-step process we announced on June 15. Next, we expect to move toward a possible merger of Access Midstream and Williams Partners, which would create one unified master limited partnership under Williams. We will keep you informed on our progress toward that merger, if it occurs, over the next few months.

In the meantime, I have asked Mike Stice of Access and Robyn Ewing to lead an integrated and structured transition process. Mike and Robyn will lead this thorough, coordinated effort – with participation of key individuals from Access and Williams – to develop a comprehensive plan to bring the organizations together.

During the transition period, there will be a degree of uncertainty as we work to define and solidify a new organization. Whether or not the merger occurs, we expect minimal change for most employees. While it’s only natural to be somewhat anxious, I encourage you to continue doing great work, operating safely and focusing on the big picture – a supercharged company with even greater opportunity than before.

Regardless of step two, Access Midstream is now officially part of Williams. When you have the opportunity, I hope you’ll join me in welcoming our new colleagues from Access Midstream. At the same time, I ask that you be patient and respect the transition process that Mike and Robyn will lead, and participate in the effort if asked to do so. I’m confident that, together, we can write a prosperous new chapter to our company’s long, illustrious history.

Alan

E-mail to ACMP Employees

July 1, 2014

Dear Access Midstream employees,

Today, Williams is larger, stronger and more competitive than it was this time yesterday – because of the great business you have helped build.

By closing the acquisition of the remaining general partner interest in Access, we’ve taken a major step toward realizing Williams’ vision of becoming North America’s premier energy infrastructure provider.

As a growing, vibrant business composed of highly capable, talented employees, Access complements Williams’ other businesses by expanding our footprint into regions such as the Mid-Continent, Permian, Haynesville and Barnett supply areas, and bolstering our presence in the Marcellus, Utica and Rockies. I’m confident your excellence in project execution and high-performing operations will contribute significantly to the strategic goals we’re pursuing.

The closing yesterday concluded step one of the two-step process we announced on June 15. Next, we expect to move toward a possible merger of Access and Williams Partners, which would create one unified master limited partnership under Williams. We will keep you informed on our progress toward that merger, if it occurs, over the next few months.

In the meantime, I have asked Mike Stice and Robyn Ewing of Williams to lead an integrated and structured transition process. Mike and Robyn will lead this thorough, coordinated effort – with participation of key individuals from Access and Williams – to develop a comprehensive plan to bring the organizations together.

During the transition period, there will be a degree of uncertainty as we work to define and solidify a new organization. Whether or not the merger occurs, we expect minimal change for most employees. While it’s only natural to be somewhat anxious, I encourage you to continue doing great work, operating safely and focusing on the big picture – a supercharged company with even greater opportunity than before.

Regardless of step two, Access is now officially part of Williams. On behalf of our board of directors and executive officers, I am honored to welcome Access to Williams’ corporate family. As I shared with many of you in Oklahoma City a few days ago, I’ve grown to love Williams over the past 28 years and I believe you will, too. I’m confident that, together, we can write a prosperous new chapter to our company’s long, illustrious history.

Alan

Q&A for Employees

What did Williams announce today?

Williams has closed the acquisition of Global Infrastructure Partners’ interests in ACMP and ACMP GP, and now owns 100 percent of the general partner and approximately 50 percent of the limited partner interests in Access Midstream Partners, holding the controlling interest in Access – much as exists with Williams Partners.

Williams expects the acquisition to increase scale, enhance presence in key growth basins and fortify the fee-based revenues that support dividend-growth plans; increasing fee-based revenues to more than 80 percent of its gross margin as a result of the addition of Access’ fee-based revenues.

Williams also reaffirmed its intent to move forward with the second major step, a proposal for Access and Williams Partners to merge into a single MLP that it expects to be one of the largest, fastest-growing master limited partnerships.

Why does Williams believe the proposed merger is a good thing?

This proposed transaction is expected to create one of the most substantial growth platforms in the industry, significantly broadening the customer base, enhancing the overall business platform and expanding the technical and operational expertise, and providing additional opportunities to sustain long-term growth.

Access complements Williams’ commercial, financial and people strategies, and there are several expected operational, economic and people benefits from this proposed merger that are expected to deliver value for investors in Access, Williams Partners and Williams.

What are the next steps to accomplish the proposed merger?

The proposed merger terms will be subject to negotiation, review and approval by conflicts committees of each partnership’s board of directors. The conflicts committees, comprised solely of independent board members, are expected to retain legal and financial advisors. Williams expects the proposed merger to be subject to approval by Williams Partners unitholders.

Are there immediate organizational changes in either organization with completion of the acquisition?

No immediate changes. There will be a thorough, coordinated effort – with participation from across Access and Williams – to evaluate both organizations and develop the integration plan to bring the two merged organizations together further.

The transition team will be led by Mike Stice representing Access and Robyn Ewing representing Williams.

What will the combined organization look like after the merger?

One of the truly compelling benefits of the proposed merger is the ability to incorporate the experience and expertise of Access’ and Williams’ talented employees.

It is premature to speculate on the exact structure of the organization following the proposed merger, as there are several activities necessary to be completed before that time. We remain committed to providing transparency throughout the process and updating you as soon as possible as information becomes available.

How will operational overlap between Williams and Access be addressed?

Minimal impact is anticipated for field organizations, as Access and Williams have complementary operations, and there is tremendous growth potential in basins where opportunities are shared.

Will Williams close Access’ Oklahoma City office?

Williams intends to maintain a strong presence in Oklahoma City, much like its major offices in Houston, Pittsburgh, Salt Lake City, and Calgary. Such regional offices house operational and functional area employees. Access’ OKC office will remain a regional office for Williams’ unregulated gathering, compression, and processing business.

Do Access employees immediately become Williams employees?

No. The general partner of Access is now a wholly owned subsidiary of Williams. But its employees remain employed separately by Access, and will continue to participate in Access’ stand-alone compensation and benefit programs, and will follow Access policies and procedures.

Williams management is working on a plan for integrating Williams’ and Access’ compensation and benefit programs. At some point in the future, it is expected that Access employees will become Williams employees, but it is premature to discuss those details.

Access employees have achieved great success at their company. We’re excited by the opportunity to incorporate the experience and expertise of Access employees.

How will this affect Access employees’ compensation and benefits?

This transaction doesn’t immediately impact Access employees’ reporting relationships or compensation and benefits programs. These will remain unchanged for Access employees through at least Dec. 31, 2014.

How do Williams’ benefits compare with those of Access?

Our medical, retirement and other employee benefits programs are comprehensive and competitive within our industry. We expect Access employees to enjoy cost savings compared to their current benefits.

Do current employees of Williams remain Williams employees, assuming Williams Partners is merged into Access Midstream Partners?

The proposed merger of Access Midstream Partners and Williams Partners does not affect Williams’ employee’s status with Williams.

Who should I contact if I have additional questions?

If you have a question please contact your direct manager and/or your human resources business partner or manager. You may also send questions to WilliamsNews@Williams.com.

While every question may not be answered at this time, we are committed to understanding your questions and providing updates as soon as is reasonably possible.

Forward-Looking Statements

Our reports, filings, and other public announcements may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to anticipated financial performance, management’s plans and objectives for future operations, business prospects, outcome of regulatory proceedings, market conditions and other matters. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995.

All statements, other than statements of historical facts, included in this report that address activities, events or developments that we expect, believe or anticipate will exist or may occur in the future, are forward-looking statements. Forward-looking statements can be identified by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

•	Expected levels of cash distributions by Access Midstream Partners, L.P. (“ACMP”) with respect to general partner interests, incentive distribution rights, and limited partner interests;

•	The timing and completion of the proposed merger (the “Proposed Merger”) of ACMP and Williams Partners L.P. (“WPZ”), including the approval of the Proposed Merger by the conflicts committees of each partnership and the exchange ratio to be utilized in the Proposed Merger;

•	The operations, performance, levels of distributions, and distribution coverage of the merged partnership following the Proposed Merger;

•	The future credit ratings of the merged partnership;

•	Amounts and nature of future capital expenditures;

•	Expansion and growth of our business and operations;

•	Financial condition and liquidity;

•	Business strategy;

•	Cash flow from operations or results of operations;

•	The levels of dividends to stockholders;

•	Seasonality of certain business components;

•	Natural gas, natural gas liquids and olefins, prices, supply and demand; and

•	Demand for our services.

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this report. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

•	Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

•	ACMP’s reliance on a limited number of customers for a substantial majority of its revenues;

•	Whether any nationally-recognized credit rating agency issues a decrease in the credit ratings of ACMP or WPZ or of the merged partnership;

•	Our ability to achieve our expected increases in the levels of quarterly dividends;

•	Potential fluctuations in the market prices of WPZ’s or ACMP’s common units following our announcement of the Proposed Merger;

•	Approval of the Proposed Merger, including by the conflicts committees of ACMP and WPZ;

•	Our ability to successfully integrate the businesses of ACMP and WPZ in order to achieve the expected benefits of the Proposed Merger;

•	Whether we have sufficient cash to enable us to pay current and expected levels of dividends;

•	Availability of supplies, market demand and volatility of prices;

•	Inflation, interest rates, fluctuation in foreign exchange rates, and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on our customers and suppliers);

•	The strength and financial resources of our competitors and the effects of competition;

•	Whether we are able to successfully identify, evaluate and execute investment opportunities;

•	Our ability to acquire new businesses and assets and successfully integrate those operations and assets into our existing businesses, as well as successfully expand our facilities;

•	Development of alternative energy sources;

•	The impact of operational and development hazards and unforeseen interruptions;

•	Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

•	Our costs and funding obligations for defined benefit pension plans and other postretirement benefit plans;

•	Changes in maintenance and construction costs;

•	Changes in the current geopolitical situation;

•	Our exposure to the credit risk of our customers and counterparties;

•	Risks related to strategy and financing, including restrictions stemming from our debt agreements, future changes in our credit ratings and the availability and cost of capital;

•	The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

•	Risks associated with weather and natural phenomena, including climate conditions;

•	Acts of terrorism, including cybersecurity threats and related disruptions; and

•	Additional risks described in our filings with the Securities and Exchange Commission.

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or to announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in our annual report on Form 10-K filed with the SEC on Feb. 26, 2014, and each of our quarterly reports on Form 10-Q available from our offices or from our website at www.williams.com.